U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

J.P. Morgan Partners (23A SBIC), LLC
(f/k/a CB Capital Investors, LLC)
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   (Last)                           (First)             (Middle)

c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas-40th Floor
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                                    (Street)

New York                            New York            10020
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


Carrizo Oil & Gas ("CRZO")
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


January 2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

February 8,2001
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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [-]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                            N/A            N/A      N/A    N/A         N/A    N/A      2,909,092     D (FN 1)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)



FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                         9.        Owner-
                                                                                                         Number    ship
                                                                                                         of        Form
                 2.                                                                                      Deriv-    of
                 Conver-                      5.                              7.                         ative     Deriv-   11.
                 sion                         Number of                       Title and Amount           Secur-    ative    Nature
                 or                           Derivative    6.                of Underlying      8.      ities     Secur-   of
                 Exer-               4.       Securities    Date              Securities         Price   Bene-     ity:     In-
                 cise       3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)   of      ficially  Direct   direct
                 Price      Trans-   action   or Disposed   Expiration Date   ----------------   Deriv-  Owned     (D) or   Bene-
1.               of         action   Code     of(D)         (Month/Day/Year)           Amount    ative   at End    In-      ficial
Title of         Deriv-     Date     (Instr.  (Instr. 3,    ----------------           or        Secur-  of        direct   Owner-
Derivative       ative      (Month/  8)       4 and 5)      Date     Expira-           Number    ity     Month     (I)      ship
Security         Secur-     Day/     ------   ------------  Exer-    tion              of        (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)       ity        Year)    Code V    (A)   (D)    cisable  Date      Title   Shares     5)      4)        4)       4)
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
                                                                                Common
Warrants          $2.20      N/A      N/A       N/A   N/A    Immed    12/15/07  Stock   2,208,151  N/A    2,208,151  D
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Stock Options
(right to                              A                                        Common
purchase)         $5.1719    5/19/00  (FN 2)    2,500         5/19/01   5/19/10 Stock   2,500      N/A     2,500     I       (FN 2)
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Stock Options
(right to                              A                                        Common
purchase)         $5.1719    5/19/00  (FN 3)    2,500         5/19/01   5/19/10 Stock   2,500      N/A     2,500     I       (FN 3)
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

Explanation of Responses:


(1) As a result of internal reorganizations and name changes effective during the first week of January 2001, CB Capital Investors, LLC became J.P. Morgan Partners (23A SBIC), LLC and its sole non-managing member, Chase Capital Partners (now known as JPMP Master Fund Manager, L.P.) became a limited partnership. The internal reorganizations and name changes did not alter the proportionate interests of the limited partners of such partnership, or of the ultimate security holders of the renamed entities.

(2) These stock options were granted to Arnold Chavkin, a director of the Issuer, Executive Vice President of JPM 23A SBIC and a limited partner of JPMP Master Fund Manager, L.P. ("MF Manager"). Mr. Chavkin is obligated to transfer any shares issued under the stock options to JPM 23A SBIC. These options become exercisable in three annual installments commencing May 19, 2001.

(3) These stock options were granted to Christopher Behrens, a director of the Issuer, Managing Director of JPM 23A SBIC and a limited partner of MF Manager. Mr. Behrens is obligated to transfer any shares issued under the stock options to JPM 23A SBIC. These options become exercisable in three annual installments commencing May 19, 2001.



J.P. Morgan Partners (23A SBIC), LLC

By:  J.P. Morgan Partners (23A SBIC Manager), Inc.
(f/k/a CB Capital Investors, Inc.), its Managing Member

   /s/  Christopher C. Behrens                                  4/10/01
By: ---------------------------------------------      -----------------------
     Christopher C. Behrens                                     Date
     Managing Director

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


NAME AND ADDRESS OF                  DESIGNATED                 STATEMENT          ISSUER NAME, TICKER
 REPORTING PERSON                    REPORTER (Note 1)           FOR               OR TRADING SYMBOL
(Note 1)                                                        MONTH/YEAR
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
J.P. Morgan Partners                  J.P. Morgan Partners       January 2001        Carrizo Oil & Gas ("CRZO")
(23A SBIC Manager), Inc              (23A SBIC), LLC
c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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The Chase Manhattan Bank              J.P. Morgan Partners       January 2001        Carrizo Oil & Gas ("CRZO")
270 Park Avenue                      (23A SBIC), LLC
35th Floor
New York, NY  10017
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J.P. Morgan Chase & Co.              J.P. Morgan Partners        January 2001        Carrizo Oil & Gas ("CRZO")
c/o J.P. Morgan Partners, LLC        (23A SBIC), LLC
270 Park Avenue
35th Floor
New York, NY 10017
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JPMP Capital Corporation             J.P. Morgan Partners       January 2001        Carrizo Oil & Gas ("CRZO")
c/o J.P. Morgan Partners, LLC        (23A SBIC), LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Master Fund Manager, L.P.       J.P. Morgan Partners       January 2001        Carrizo Oil & Gas ("CRZO")
c/o J.P. Morgan Partners, LLC        (23A SBIC), LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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
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                                                            TITLE OF DERIVATIVE
                                                            SECURITIES AND
                                                            TITLE AND AMOUNT OF
                                                            SECURITIES
 NAME AND ADDRESS OF               TITLE AND AMOUNTS        UNDERLYING           OWNERSHIP FORM:   NATURE OF INDIRECT      DISCLAIMS
 REPORTING PERSON                  OF SECURITY              DERIVATIVE            DIRECT (D) OR    BENEFICIAL OWNERSHIP    PECUNIARY
                                   (Note 1)                 SECURITIES            INDIRECT (I)                             INTEREST
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
J.P. Morgan Partners                  Common Stock            See Table II          I                See Explanatory        No
(23A SBIC Manager), Inc                2,909,092                                                     Note 2 below
c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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The  Chase Manhattan Bank             Common Stock            See Table II           I               See Explanatory        No
270 Park Avenue-35th Floor            2,909,092                                                      Note 3 below
New York, NY 10017
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J.P. Morgan Chase & Co.               Common Stock            See Table II           I               See Explanatory        No
270 Park Avenue                       2,909,092                                                      Note 4 below
35th Floor
New York, NY 10017
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JPMP Capital Corporation              Common Stock            See Table II           I               See Explanatory        No
c/o J.P. Morgan Partners, LLC          2,909,092                                                     Note 5 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Master Fund Manager, L.P.        Common Stock            See Table II           I               See Explanatory        No
c/o J.P. Morgan Partners, LLC          2,909,092                                                     Note 6 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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


Explanatory Notes:

1) The names of the Reporting Persons and the Designated Reporter changed during the first week of January 2001 as a result of internal reorganizations and name changes effective as of various times during the week. As part of the reorganizations, Chase Capital Partners (now J.P. Morgan Partners Master Fund Manager, L.P.) became a limited partnership and all but one of its individual general partners became limited partners of the partnership. The internal reorganizations and name changes did not alter the proportionate interests of the limited partners or of the ultimate security holders of the renamed entities. The Designated Reporter is executing this report on behalf of all Reporting Persons, each of whom has authorized it to do so. Each of such Persons disclaims beneficial ownership of the securities to the extent it exceeds such Person's pecuniary interest therein.

2) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by J.P. Morgan Partners (23A SBIC), LLC ("23A SBIC"), formerly known as CB Capital Investors, LLC, a portion of which may be deemed attributable to the Reporting Person because the Reporting Person is the managing member of 23A SBIC. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within 23A SBIC.

3) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by 23A SBIC, a portion of which may be deemed attributable to the Reporting Person because it is the sole stockholder of J.P. Morgan Partners (23A SBIC Manager), Inc. ("SBIC Manager"), the managing member of 23A SBIC. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within 23A SBIC.

4) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by 23A SBIC, a portion of which may be deemed attributable to the Reporting Person because it is the sole stockholder of (a) The Chase Manhattan Bank, which is the sole stockholder of SBIC Manager, and (b) JPMP Capital Corporation, which is the general partner of JPMP Master Fund Manager, L.P., the non-managing member of 23A SBIC. The actual pro rata portion of such beneficial ownership that may be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within 23A SBIC and its non-managing member.

5) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by 23A SBIC, a portion of which may be deemed attributable to the Reporting Person because it is the sole general partner of the non-managing member of 23A SBIC. The actual pro rata portion of such beneficial ownership that may be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within 23A SBIC and its non-managing member.

6) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by 23A SBIC, a portion of which may be deemed attributable to the Reporting Person because it is the non-managing member of 23A SBIC. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within 23A SBIC.